UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

September 30, 2015

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho enters into a Capital and Business Alliance with Matthews Asia

Mizuho Financial Group, Inc. (President & CEO Yasuhiro Sato) and Mizuho Bank, Ltd. (President & CEO Nobuhide Hayashi, “Mizuho Bank”) (collectively, “Mizuho”) announced today that it has agreed to enter into a strategic capital and business alliance with Matthews International Capital Management LLC(CEO William Hackett, “Matthews Asia”).

Matthews Asia is a leading investment manager based in San Francisco focused solely on investing in Asia. “We are pleased to welcome Mizuho as a new equity holder in Matthews Asia. Given Mizuho’s strong reputation in the financial services sector, their considerable experience and dominant presence in Japan, we are excited about the opportunities to partner with them in showcasing our distinctive Asia focused investment products,” said William Hackett, CEO of Matthews Asia.

This alliance aims to enhance Mizuho’s capabilities to respond to customer’s needs in order to further strengthen its asset management business, which is one of its key focus areas, as well as to expand Mizuho’s global asset management platform.

Asian economies are expected to continue on their high growth path over the medium to long term, and their importance to the global economy continues to increase. Mizuho and Matthews Asia will collaborate with each other aiming to expand the Japanese market of investment products that focus on Asia. Through this alliance, Mizuho will further reinforce its product lineup and enhance distribution opportunities by adding competitive investment products that cover the pan-Asia region.

In addition, Matthews Asia’s Asia-focused investment products will bring strong growth to the firm based on its leading market position in the United States and will improve the profitability of Mizuho’s asset management business.

1.	Overview of Capital Alliance

(1)	Mizuho Bank will acquire approximately 16% of the equity interests in Matthews Asia.

(2)	Along with this investment, Mizuho Bank will designate a member to the Matthews Asia Board of Directors.

2.	Overview of Business Alliance

Mizuho Financial Group, Inc. entered into a business alliance agreement with Matthews Asia. The group companies of Mizuho will distribute the Matthews Asia’s products to Japanese individual and institutional investors, and over the long term, Mizuho’s broader, global client base.

3.	Anticipated Closing Date of Investment

Mizuho Bank expects the acquisition of approximately 16% of the equity interests to close by the end of the first quarter of 2016, subject to customary closing conditions, including receipt of any required regulatory approvals. (Matthews Asia is expected to become an affiliated company under the equity-method.)

About Matthews Asia

Matthews Asia is an independent, privately owned firm and the largest dedicated Asia investment specialist in the United States. Established in 1991 in San Francisco, it had US$26.2 billion in assets under management as of August 31, 2015 and 142 employees. The firm focuses its investment efforts entirely within the Asia region and has almost 25 years of expertise investing through a variety of market environments. Matthews Asia takes a fundamental approach to investing, with the investment team spending considerable time on-the-ground conducting company research. The firm’s philosophy is centered on a belief that an active, long-term investment approach is the most effective way to capitalize on Asia’s on-going growth and development. Matthews Asia is the investment advisor for the Matthews Asia Funds, a group of 16 open-ended equity and fixed income mutual funds organized in the U.S. and 11 SICAVS registered in Luxembourg.